UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.     )

Under the Securities Exchange Act of 1934

GREENMAN TECHNOLOGIES, INC.

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

395379 30 8

(CUSIP Number)

Spring Mountain Capital, LP 65 East 55th Street, 33rd Floor New York, NY 10022 Tel.: (212) 292-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: Chad J. Porter Burns & Levinson LLP 125 Summer Street Boston, Massachusetts 02110 (617) 345-3000

April 30, 2012

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. NOT APPLICABLE

1	NAME OF REPORTING PERSON SMC Select Co-Investment Fund I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,666,666*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,666,666*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,666,666*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%**
14	TYPE OF REPORTING PERSON PN

*	Includes 2,500,000 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person, 833,333 shares of Common Stock issuable upon conversion of Preferred Stock the Reporting Person has the right to acquire in accordance with an Additional Investment Right granted by the Issuer to the Reporting Person (an “AIR”), 2,500,000 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person and 833,333 shares of Common Stock issuable upon exercise of Warrants the Reporting Person has the right to acquire in accordance with the AIR.
**	The percentage was calculated based on 35,620,510 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-Q for the quarterly period ended December 31, 2011.

1	NAME OF REPORTING PERSON SMC Reserve Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,666,666*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,666,666*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,666,666*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%**
14	TYPE OF REPORTING PERSON PN

*	Includes 4,000,000 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person, 1,333,333 shares of Common Stock issuable upon conversion of Preferred Stock the Reporting Person has the right to acquire in accordance with an Additional Investment Right granted by the Issuer to the Reporting Person (an “AIR”), 4,000,000 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person and 1,333,333 shares of Common Stock issuable upon exercise of Warrants the Reporting Person has the right to acquire in accordance with the AIR.
**	The percentage was calculated based on 35,620,510 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-Q for the quarterly period ended December 31, 2011.

1	NAME OF REPORTING PERSON SMC Reserve Fund II Offshore, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,666,666*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,666,666*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,666,666*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%**
14	TYPE OF REPORTING PERSON PN

*	Includes 1,000,000 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person, 333,333 shares of Common Stock issuable upon conversion of Preferred Stock the Reporting Person has the right to acquire in accordance with an Additional Investment Right granted by the Issuer to the Reporting Person (an “AIR”), 1,000,000 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person and 333,333 shares of Common Stock issuable upon exercise of Warrants the Reporting Person has the right to acquire in accordance with the AIR.
**	The percentage was calculated based on 35,620,510 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-Q for the quarterly period ended December 31, 2011.

1	NAME OF REPORTING PERSON SMC Employees Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,266,666*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,266,666*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,266,666*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%**
14	TYPE OF REPORTING PERSON PN

*	Includes 1,225,000 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person, 408,333 shares of Common Stock issuable upon conversion of Preferred Stock the Reporting Person has the right to acquire in accordance with an Additional Investment Right granted by the Issuer to the Reporting Person (an “AIR”), 1,225,000 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person and 408,333 shares of Common Stock issuable upon exercise of Warrants the Reporting Person has the right to acquire in accordance with the AIR.
**	The percentage was calculated based on 35,620,510 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-Q for the quarterly period ended December 31, 2011.

1	NAME OF REPORTING PERSON SMC Select Co-Investment I GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,666,666*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,666,666*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,666,666*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%**
14	TYPE OF REPORTING PERSON OO

*	Includes 2,500,000 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person, 833,333 shares of Common Stock issuable upon conversion of Preferred Stock the Reporting Person has the right to acquire in accordance with an Additional Investment Right granted by the Issuer to SMC Select Co-Investment Fund I, LP (an “AIR”), 2,500,000 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person and 833,333 shares of Common Stock issuable upon exercise of Warrants the Reporting Person has the right to acquire in accordance with the AIR. These shares of Common Stock are being reported as beneficially owned by the Reporting Person solely because it acts as the general partner of SMC Select Co-Investment Fund I, LP. The Reporting Person disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.
**	The percentage was calculated based on 35,620,510 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-Q for the quarterly period ended December 31, 2011.

1	NAME OF REPORTING PERSON Spring Mountain Capital G.P., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,999,998*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,999,998*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,999,998*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.0%**
14	TYPE OF REPORTING PERSON OO

*	Includes 7,500,000 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person, 2,499,999 shares of Common Stock issuable upon conversion of Preferred Stock the Reporting Person has the right to acquire in accordance with certain Additional Investment Rights granted by the Issuer to SMC Select Co-Investment Fund I, LP, SMC Reserve Fund II, LP and SMC Reserve Fund II Offshore, LP (the “AIRs”), 7,500,000 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person and 2,499,999 shares of Common Stock issuable upon exercise of Warrants the Reporting Person has the right to acquire in accordance with the AIRs. These shares of Common Stock are being reported as beneficially owned by the Reporting Person solely because it acts as the sole member of SMC Select Co-Investment I GP, LLC, and the general partner of SMC Reserve Fund II, LP and SMC Reserve Fund II Offshore, LP. The Reporting Person disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.
**	The percentage was calculated based on 35,620,510 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-Q for the quarterly period ended December 31, 2011.

1	NAME OF REPORTING PERSON Spring Mountain Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,999,998*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,999,998*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,999,998*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.0%**
14	TYPE OF REPORTING PERSON PN

*	Includes 7,500,000 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person, 2,499,999 shares of Common Stock issuable upon conversion of Preferred Stock the Reporting Person has the right to acquire in accordance with certain Additional Investment Rights granted by the Issuer to SMC Select Co-Investment Fund I, LP, SMC Reserve Fund II, LP and SMC Reserve Fund II Offshore, LP (the “AIRs”), 7,500,000 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person and 2,499,999 shares of Common Stock issuable upon exercise of Warrants the Reporting Person has the right to acquire in accordance with the AIRs. These shares of Common Stock are being reported as beneficially owned by the Reporting Person solely because it acts as investment manager of SMC Reserve Fund II, LP, SMC Select Co-Investment Fund I, LP and SMC Reserve Fund II Offshore, LP. The Reporting Person disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.
**	The percentage was calculated based on 35,620,510 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-Q for the quarterly period ended December 31, 2011.

1	NAME OF REPORTING PERSON Spring Mountain Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,999,998*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,999,998*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,999,998*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.0%**
14	TYPE OF REPORTING PERSON OO

*	Includes 7,500,000 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person, 2,499,999 shares of Common Stock issuable upon conversion of Preferred Stock the Reporting Person has the right to acquire in accordance with certain Additional Investment Rights granted by the Issuer to SMC Select Co-Investment Fund I, LP, SMC Reserve Fund II, LP and SMC Reserve Fund II Offshore, LP (the “AIRs”), 7,500,000 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person and 2,499,999 shares of Common Stock issuable upon exercise of Warrants the Reporting Person has the right to acquire in accordance with the AIRs. These shares of Common Stock are being reported as beneficially owned by the Reporting Person solely because it acts as general partner of Spring Mountain Capital, LP. The Reporting Person disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.
**	The percentage was calculated based on 35,620,510 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-Q for the quarterly period ended December 31, 2011.

1	NAME OF REPORTING PERSON John L. Steffens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,266,664*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,266,664*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,266,664*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.5%**
14	TYPE OF REPORTING PERSON IN

*	Includes 8,725,000 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person, 2,908,332 shares of Common Stock issuable upon conversion of Preferred Stock the Reporting Person has the right to acquire in accordance with certain Additional Investment Rights granted by the Issuer to SMC Select Co-Investment Fund I, LP, SMC Reserve Fund II, LP, SMC Reserve Fund II Offshore, LP and SMC Employees Partnership (the “AIRs”), 8,725,000 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person and 2,908,332 shares of Common Stock issuable upon exercise of Warrants the Reporting Person has the right to acquire in accordance with the AIRs. These shares of Common Stock are being reported as beneficially owned by the Reporting Person solely because he acts as Managing Member of Spring Mountain Capital G.P., LLC and Spring Mountain Capital, LLC, and is a partner of SMC Employees Partnership. The Reporting Person disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.
**	The percentage was calculated based on 35,620,510 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-Q for the quarterly period ended December 31, 2011.

1	NAME OF REPORTING PERSON Gregory P. Ho
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,266,664*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,266,664*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,266,664*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.5%**
14	TYPE OF REPORTING PERSON IN

*	Includes 8,725,000 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person, 2,908,332 shares of Common Stock issuable upon conversion of Preferred Stock the Reporting Person has the right to acquire in accordance with certain Additional Investment Rights granted by the Issuer to SMC Select Co-Investment Fund I, LP, SMC Reserve Fund II, LP, SMC Reserve Fund II Offshore, LP and SMC Employees Partnership (the “AIRs”), 8,725,000 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person and 2,908,332 shares of Common Stock issuable upon exercise of Warrants the Reporting Person has the right to acquire in accordance with the AIRs. These shares of Common Stock are being reported as beneficially owned by the Reporting Person solely because he acts as Managing Member of Spring Mountain Capital G.P., LLC and Spring Mountain Capital, LLC, and is a partner of SMC Employees Partnership. The Reporting Person disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.
**	The percentage was calculated based on 35,620,510 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-Q for the quarterly period ended December 31, 2011.

SCHEDULE 13D

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of GreenMan Technologies, Inc., a Delaware corporation (“GreenMan”). The principal executive offices of GreenMan are located at 7 Kimball Lane, Building A, Lynnfield, MA 01940.

Item 2. Identity and Background

(a) This Schedule 13D is being filed on behalf of SMC Select Co-Investment Fund I, LP, a Delaware limited partnership (“SMC Co-Investment”), SMC Reserve Fund II, LP, a Delaware limited partnership (“SMC Reserve II”), SMC Reserve Fund II Offshore, LP, a limited partnership formed under the laws of the Cayman Islands (“SMC Reserve II Offshore”), SMC Employees Partnership, a New York general partnership (“SMC EP”), SMC Select Co-Investment I GP, LLC, a Delaware limited liability company and general partner of SMC Co-Investment (“SMC Co-Investment GP”), Spring Mountain Capital G.P., LLC, a Delaware limited liability company, sole member of SMC Co-Investment GP and general partner of SMC Reserve II and SMC Reserve II Offshore (“Spring Mountain GP”), Spring Mountain Capital, LP, a Delaware limited liability company and investment manager to SMC Co-Investment, SMC Reserve II and SMC Reserve II Offshore (“SMC LP”), Spring Mountain Capital, LLC, a Delaware limited liability company and general partner of SMC LP (“SMC LLC”), and Messrs. John L. Steffens and Gregory P. Ho, each a Managing Member of Spring Mountain GP and SMC LLC and a partner of SMC EP (each of the foregoing, a “Reporting Person,” and collectively, the “Spring Mountain Reporting Persons”). The agreement among the Spring Mountain Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 1.

(b) The address of the principal business and principal office of the Spring Mountain Reporting Persons is c/o Spring Mountain Capital, LP, 65 East 55th Street, 33rd Floor, New York, New York 10022.

(c) The principal business of SMC Co-Investment, SMC Reserve II, SMC Reserve II Offshore and SMC EP is that of making private equity and related investments. The principal business of SMC Co-Investment GP is acting as general partner of SMC Co-Investment. The principal business of Spring Mountain GP is acting as general partner or member of certain private equity funds including SMC Reserve II, SMC Reserve II Offshore and SMC Co-Investment GP. The principal business of SMC LP is acting as investment manager of certain private equity funds including SMC Co-Investment, SMC Reserve II and SMC Reserve II Offshore. The principal business of SMC LLC is acting as the general partner of SMC LP. The principal businesses of each of Messrs. John L. Steffens and Gregory P. Ho is acting as Managing Member of Spring Mountain GP and SMC LLC.

(d) During the last five years, none of the Spring Mountain Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Spring Mountain Reporting Persons have been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SMC Co-Investment, SMC Reserve II, SMC Co-Investment GP, Spring Mountain GP, SMC LP and SMC LLC are organized under the laws of Delaware. SMC Reserve II Offshore is organized under the laws of the Cayman Islands. SMC EP is organized under the laws of New York. Messrs. John L. Steffens and Gregory P. Ho are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price for the 100 Units (as defined below), acquired by SMC Co-Investment and SMC Co-Investment GP on April 30, 2012 (the “Closing Date”) was $1,000,000. The aggregate purchase price for the 160 Units acquired by SMC Reserve II on the Closing Date was $1,600,000. The aggregate purchase price for the 40 Units acquired by SMC Reserve II Offshore on the Closing Date was $400,000. The aggregate purchase price for the 49 Units acquired by SMC EP on the Closing Date was $490,000. The aggregate purchase price for the 300 Units acquired by each of Spring Mountain GP, SMC LP and SMC LLC on the Closing Date was $3,000,000, which is comprised of the purchase price for the respective Units acquired by SMC Co-Investment, SMC Reserve II and SMC Reserve II Offshore. The aggregate purchase price for the 349 Units acquired by each of Messrs. John L. Steffens and Gregory P. Ho on the Closing Date was $3,490,000, comprised of the purchase price for the Units acquired by SMC Co-Investment, SMC Reserve II, SMC Reserve II Offshore and SMC EP.

The funds reference above were provided from general funds available to the Spring Mountain Reporting Persons and the applicable subsidiaries and affiliates thereof, including capital contributions made by their partners. Each of SMC Co-Investment GP, Spring Mountain GP, SMC LP, SMC LLC and Messrs. John L. Steffens and Gregory P. Ho disclaim beneficial ownership of the securities owned by SMC Co-Investment, SMC Reserve II, SMC Reserve II Offshore and SMC EP, except to the extent of any pecuniary interest therein.

Item 4. Purpose of the Transaction

The purchase by the Reporting Persons of the Units was effected because of the belief that the Units represented, and continue to represent, an attractive investment. The Spring Mountain Reporting Persons beneficially own the Units as an investment. Subject to the limitations described below in this Item 4, the Spring Mountain Reporting Persons from time to time may decide to increase or decrease their investment in GreenMan through purchases or sales of shares of capital stock of GreenMan in open market or private transactions or otherwise. The timing and amount of any such increase or decrease may depend upon the price and availability of shares of GreenMan’s capital stock, subsequent developments affecting GreenMan, GreenMan’s business and prospects, other investment and business opportunities available to the Spring Mountain Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant.

The Securities Purchase Agreement

On the Closing Date, SMC Co-Investment, SMC Reserve II, SMC Reserve II Offshore and SMC EP (collectively, the “SMC Purchasers’) along with certain other investors entered into a Securities Purchase Agreement with GreenMan whereby the SMC Purchasers acquired units comprised of one share of 10% Convertible Preferred Stock of GreenMan (“Preferred Stock”) and a warrant (“Warrant”) to purchase 25,000 shares of Common Stock of GreenMan at an initial exercise price of $0.50 per share (the “Units”), from GreenMan in exchange for the purchase price amounts set forth in Item 3 above (the “Securities Purchase Agreement’). On the Closing Date, the Spring Mountain Reporting Persons acquired, in the aggregate, 349 shares of Preferred Stock, which are immediately convertible into 8,725,000 shares of Common Stock, and Warrants exercisable for a total of 8,725,000 shares of Common Stock, for an aggregate purchase price of $3,490,000. The Warrants are exercisable for a five year period commencing on October 30, 2012.

Pursuant to the Certificate of Designation filed with the Secretary of State of the State of Delaware, setting forth the rights, preferences and privileges of the Preferred Stock (the “Certificate of Designation”), GreenMan shall pay a quarterly dividend at a rate of 10% per annum payable in cash or in shares of Common Stock at GreenMan’s option to the holders of the Preferred Stock. The Preferred Stock has a stated value of $10,000 per share and is convertible into Common Stock at a conversion price of $0.40 per share. The conversion price of the Preferred Stock is subject to certain anti-dilution adjustments and the number of shares issuable upon conversion is subject to ownership limitations.

In accordance with the terms of the Securities Purchase Agreement, the Board of Directors of GreenMan (the “Board”) accepted the resignations of Dr. Allen Kahn and Thomas Galvin, and appointed Dr. Avi Faliks, Jamie M. Weston and Neil Braverman as directors of GreenMan, effective as of the Closing Date. Pursuant to the terms of the Certificate of Designation, the Preferred Stock shall be entitled to elect three directors to the Board and, until March 31, 2013, the holders of Common Stock voting as a separate class shall be entitled to elect four directors to the Board. As of March 31, 2013, the size of the Board shall be reduced to six directors and the holders of Common Stock voting as a separate class shall be entitled to elect three directors to the Board.

The foregoing summary of the Securities Purchase Agreement and the Certificate of Designation is not intended to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement and Certificate of Designation, copies of which are attached as Exhibit 2 and Exhibit 3, respectively, to this Schedule 13D, and which are incorporated herein by reference.

The Voting Agreement

In connection with the purchase and sale of the Units, certain purchasers of Preferred Stock including the SMC Purchasers, entered into a Voting Agreement whereby the parties thereto agree to elect two individuals designated by Spring Mountain GP so long as the Spring Mountain Reporting Persons hold any shares of Preferred Stock, who shall initially be Dr. Avi Faliks and Jamie M. Weston, and one individual designated by Affiliated Private Equity LLC (“Affiliated PE”) so long as Affiliated PE holds any shares of Preferred Stock, who shall initially be Neil Braverman.

The foregoing summary of the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is being filed as Exhibit 4 to this Schedule 13D, and which is incorporated herein by reference.

The Warrants

The Warrants are exercisable in whole or in part any time beginning on October 30, 2012 until October 30, 2017 and have an initial exercise price of $0.50 per share of Common Stock. The exercise price of the Warrants is subject to certain anti-dilution adjustments and the number of shares issuable upon exercise is subject to ownership limitations.

The foregoing summary of the Warrants is not intended to be complete and is qualified in its entirety by reference to the full text of the Form of Warrant, a copy of which is being filed as Exhibit 5 to this Schedule 13D, and which are incorporated herein by reference.

Additional Investment Right

In connection with the Securities Purchase Agreement, the SMC Purchasers and other investors received an additional investment right to purchase at any time up until March 31, 2013 additional Units representing up to one-third of the initial amount purchased by each investor on the Closing Date (the “Additional Investment Right”). Upon achieving certain performance milestones, GreenMan has the right to require each SMC Purchaser to purchase the additional Units contemplated by the Additional Investment Right. In the aggregate, the Spring Mountain Reporting Persons have the right pursuant to the Additional Investment Rights to purchase an additional 116.33 Units.

The foregoing summary of the Additional Investment Right is not intended to be complete and is qualified in its entirety by reference to the full text of the Form of Additional Investment Right, a copy of which is attached as Exhibit 6 to this Schedule 13D, and which is incorporated herein by reference.

Registration Rights Agreement

GreenMan, the SMC Purchasers and other investors are party to a registration rights agreement, dated as of the Closing Date (the “Registration Rights Agreement”) pursuant to which GreenMan has granted the parties thereto (and in each case, certain of their eligible transferees and/or affiliates) certain registration rights with respect to the shares of Common Stock issuable upon conversion of the Preferred Stock and exercise of the Warrants underlying the Units owned by the SMC Purchasers and other investors including the shares underlying the additional Units that may be acquired through exercise of the Additional Investment Rights. Under the Registration Rights Agreement, GreenMan is required to file a registration statement with the Securities and Exchange Commission within 90 days of the Closing Date, registering the resale by the SMC Purchasers and the other investors of such shares of Common Stock.

The foregoing summary of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is being filed as Exhibit 7 to this Schedule 13D, and which are incorporated herein by reference.

Additional Disclosure

Except as set forth above, none of the Spring Mountain Reporting Persons has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of GreenMan, or the disposition of securities of GreenMan; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving GreenMan or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of GreenMan or any of its subsidiaries; (d) any change in the present Board or management of GreenMan, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of GreenMan; (f) any other material change in GreenMan’s business or corporate structure; (g) any changes in GreenMan’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of GreenMan by any person; (h) causing a class of securities of GreenMan to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of GreenMan becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) SMC Co-Investment and SMC Co-Investment GP, by virtue of its direct ownership and control of SMC Co-Investment by acting as its general partner, are the beneficial owners of 6,666,666 shares of Common Stock (including 2,500,000 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by SMC Co-Investment and SMC Co-Investment GP, 833,333 shares of Common Stock issuable upon conversion of Preferred Stock SMC Co-Investment and SMC Co-Investment GP have the right to acquire in accordance with the respective Additional Investment Rights, 2,500,000 shares of Common Stock issuable upon exercise of Warrants beneficially owned by SMC Co-Investment and SMC Co-Investment GP and 833,333 shares of Common Stock issuable upon exercise of Warrants SMC Co-Investment and SMC Co-Investment GP have the right to acquire in accordance with the respective Additional Investment Rights).

SMC Reserve II is the beneficial owner of 10,666,666 shares of Common Stock (including 4,000,000 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by SMC Reserve II, 1,333,333 shares of Common Stock issuable upon conversion of Preferred Stock SMC Reserve II has the right to acquire in accordance with the respective Additional Investment Rights, 4,000,000 shares of Common Stock issuable upon exercise of Warrants beneficially owned by SMC Reserve II and 1,333,333 shares of Common Stock issuable upon exercise of Warrants SMC Reserve II has the right to acquire in accordance with the respective Additional Investment Rights).

SMC Reserve II Offshore is the beneficial owner of 2,666,666 shares of Common Stock (including 1,000,000 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by SMC Reserve II Offshore, 333,333 shares of Common Stock issuable upon conversion of Preferred Stock SMC Reserve II Offshore has the right to acquire in accordance with the respective Additional Investment Rights, 1,000,000 shares of Common Stock issuable upon exercise of Warrants beneficially owned by SMC Reserve II Offshore and 333,333 shares of Common Stock issuable upon exercise of Warrants SMC Reserve II Offshore has the right to acquire in accordance with the respective Additional Investment Rights).

SMC EP is the beneficial owner of 3,266,666 shares of Common Stock (including 1,225,000 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by SMC EP, 408,333 shares of Common Stock issuable upon conversion of Preferred Stock SMC EP has the right to acquire in accordance with the respective Additional Investment Rights, 1,225,000 shares of Common Stock issuable upon exercise of Warrants beneficially owned by SMC EP and 408,333 shares of Common Stock issuable upon exercise of Warrants SMC EP has the right to acquire in accordance with the respective Additional Investment Rights).

Spring Mountain GP, by virtue of its, (1) direct ownership and control of SMC Reserve II and SMC Reserve II Offshore by acting as their general partner, and (2) indirect ownership and control of SMC Co-Investment by acting as the sole member of SMC Co-Investment GP, is the beneficial owner of 19,999,998 shares of Common Stock (including 7,500,000 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by Spring Mountain GP, 2,499,999 shares of Common Stock issuable upon conversion of Preferred Stock Spring Mountain GP has the right to acquire in accordance with the respective Additional Investment Rights, 7,500,000 shares of Common Stock issuable upon exercise of Warrants beneficially owned by Spring Mountain GP and 2,499,999 shares of Common Stock issuable upon exercise of Warrants Spring Mountain GP has the right to acquire in accordance with the respective Additional Investment Rights).

SMC LP, by virtue of acting as investment manager of SMC Co-Investment, SMC Reserve II and SMC Reserve II Offshore, is the beneficial owner of 19,999,998 shares of Common Stock (including 7,500,000 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by SMC LP, 2,499,999 shares of Common Stock issuable upon conversion of Preferred Stock SMC LP has the right to acquire in accordance with the respective Additional Investment Rights, 7,500,000 shares of Common Stock issuable upon exercise of Warrants beneficially owned by SMC LP and 2,499,999 shares of Common Stock issuable upon exercise of Warrants SMC LP has the right to acquire in accordance with the respective Additional Investment Rights).

SMC LLC, by virtue of its direct ownership and control of SMC LP by acting as its general partner, is the beneficial owner of 19,999,998 shares of Common Stock (including 7,500,000 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by SMC LLC, 2,499,999 shares of Common Stock issuable upon conversion of Preferred Stock SMC LLC has the right to acquire in accordance with the respective Additional Investment Rights, 7,500,000 shares of Common Stock issuable upon exercise of Warrants beneficially owned by SMC LLC and 2,499,999 shares of Common Stock issuable upon exercise of Warrants SMC LLC has the right to acquire in accordance with the respective Additional Investment Rights).

Each of Messrs. John L. Steffens and Gregory P. Ho by virtue of acting as Managing Member of Spring Mountain GP and SMC LLC and as partner of SMC EP, is the beneficial owner of 23,266,664 shares of Common Stock (including 8,725,000 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by each of the respective SMC Purchasers, 2,908,332 shares of Common Stock issuable upon conversion of Preferred Stock each of the respective SMC Purchasers has the right to acquire in accordance with the respective Additional Investment Rights, 8,725,000 shares of Common Stock issuable upon exercise of Warrants beneficially owned by each of the respective SMC Purchasers and 2,908,332 share of Common Stock issuable upon exercise of Warrants each of the respective SMC Purchasers has the right to acquire in accordance with the respective Additional Investment Rights).

Each of SMC Co-Investment GP, Spring Mountain GP, SMC LP, SMC LLC and Messrs. John L. Steffens and Gregory P. Ho disclaim beneficial ownership of the securities owned by SMC Co-Investment, SMC Reserve II, SMC Reserve II Offshore and SMC EP, except to the extent of any pecuniary interest therein. Except as described in this Item 5(a), no person listed in Item 2 of this Statement is a beneficial owner of the Common Stock or the Warrants in which the Spring Mountain Reporting Persons have beneficial ownership.

(b) See Item 5(a) above.

(c) See Item 4 above.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Spring Mountain Reporting Persons have entered into an agreement on May 10, 2012, with respect to the joint filing of this Statement and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of GreenMan.

Item 7. Material To Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of May 10, 2012, by and among SMC Select Co-Investment Fund I, LP, SMC Select Co-Investment I, GP LLC, SMC Reserve Fund II, LP, SMC Reserve Fund II Offshore, LP, SMC Employees Partnership, Spring Mountain Capital G.P., LLC, Spring Mountain Capital, LP, Spring Mountain Capital, LLC, John L. Steffens and Gregory P. Ho.

Exhibit 2	Securities Purchase Agreement, dated as of April 30, 2012, by and among GreenMan Technologies, Inc., SMC Select Co-Investment Fund I, LP, SMC Reserve Fund II, LP, SMC Reserve Fund II Offshore, LP, SMC Employees Partnership and certain other investors named therein (filed as Exhibit 10.1 to GreenMan’s Form 8-K, filed with the Securities and Exchange Commission on May 2, 2012 and incorporated herein by reference in its entirety).

Exhibit 3	Certificate of Designation filed with the Secretary of State of the State of Delaware on April 30, 2012 (filed as Exhibit 3.1 to GreenMan’s Form 8-K, filed with the Securities and Exchange Commission on May 2, 2012 and incorporated herein by reference in its entirety).

Exhibit 4	Voting Agreement dated as of April 30, 2012, by and among GreenMan Technologies, Inc., SMC Select Co-Investment Fund I, LP, SMC Reserve Fund II, LP, SMC Reserve Fund II Offshore, LP, SMC Employees Partnership and certain other investors named therein (filed as Exhibit 10.4 to GreenMan’s Form 8-K, filed with the Securities and Exchange Commission on May 2, 2012 and incorporated herein by reference in its entirety).

Exhibit 5	Form of Warrant, dated as of April 30, 2012 (filed as Exhibit 4.1 to GreenMan’s Form 8-K, filed with the Securities and Exchange Commission on May 2, 2012 and incorporated herein by reference in its entirety).

Exhibit 6	Form of Additional Investment Right, dated as of April 30, 2012 (filed as Exhibit 10.2 to GreenMan’s Form 8-K, filed with the Securities and Exchange Commission on May 2, 2012 and incorporated herein by reference in its entirety).

Exhibit 7	Registration Rights Agreement dated April 30, 2012, by and among GreenMan Technologies, Inc., SMC Select Co-Investment Fund I, LP, SMC Reserve Fund II, LP, SMC Reserve Fund II Offshore, LP, SMC Employees Partnership and certain other investors named therein (filed as Exhibit 10.3 to GreenMan’s Form 8-K, filed with the Securities and Exchange Commission on May 2, 2012 and incorporated herein by reference in its entirety).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 10, 2012	By:	/s/ John L. Steffens
John L. Steffens

Date: May 10, 2012	By:	/s/ Gregory P. Ho
Gregory P. Ho

Date: May 10, 2012	SMC SELECT CO-INVESTMENT FUND I, LP

	By:	SMC Select Co-Investment I GP, LLC, General Partner

	By:	Spring Mountain Capital G.P., LLC, Member

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Managing Member

Date: May 10, 2012	SMC RESERVE FUND II, LP

	By:	Spring Mountain Capital G.P., LLC, General Partner

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Managing Member

Date: May 10, 2012	SMC RESERVE FUND II OFFSHORE, LP

	By:	Spring Mountain Capital G.P., LLC, General Partner

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Managing Member

Date: May 10, 2012	SMC EMPLOYEE PARTNERSHIP

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Authorized Signatory

Date: May 10, 2012	SMC SELECT CO-INVESTMENT I GP, LLC

	By:	Spring Mountain Capital G.P., LLC, Member

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Managing Member

Date: May 10, 2012	SPRING MOUNTAIN CAPITAL G.P., LLC

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Managing Member

Date: May 10, 2012	SPRING MOUNTAIN CAPITAL, LP

	By:	Spring Mountain Capital, LLC, General Partner

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Managing Member

Date: May 10, 2012	SPRING MOUNTAIN CAPITAL, LLC

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Managing Member